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February 11, 2019 VIA EDGAR	WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Private Markets Fund 2018 LLC

Post-Effective Amendment No. 3 to the Registration Statement on Form N-2

Filed February 8, 2019

File No. 333-220916

Goldman Sachs Private Markets Fund 2018 (A) LLC

Post-Effective Amendment No. 3 to the Registration Statement on Form N-2

Filed February 8, 2019

File No. 333-220915

Goldman Sachs Private Markets Fund 2018 (B) LLC

Post-Effective Amendment No. 3 to the Registration Statement on Form N-2

Filed February 8, 2019

File No. 333-220917

Dear Mr. Williamson:

This letter responds to comments you provided telephonically to me on February 11, 2019 with respect to Post-Effective Amendment No. 3 (the “Amendment”) to each of the registration statements on Form N-2 (the “Registration Statements”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2019 on behalf of Goldman Sachs Private Markets Fund 2018 LLC, Goldman Sachs Private Markets Fund 2018 (A) LLC and Goldman Sachs Private Markets Fund 2018 (B) LLC (collectively, the “Funds”).

The Funds hereby confirm that they do not intend to rely on Rule 30e-3 under the Investment Company Act of 1940, as amended, prior to January 1, 2022 and, accordingly, have not included the language specified in Item 1.1.(l) of Form N-2 in the prospectuses contained in the Registration Statements.

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Mr. Jay Williamson February 11, 2019 Page 2

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.